Delisting Determination, The Nasdaq Stock Market, LLC, February 15, 2024, Disruptive Acquisition Corporation I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Disruptive
Acquisition Corporation I, effective at the opening of the trading session on February 26, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on December 14, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on December 26, 2023.
The Staff determination to delist the Company securities became final on December 26, 2023.